PRESS RELEASE

For immediate release

Neptune Reports Year End Financial Results

Neptune Records 18% Sales Increase and 43% EBITDA Increase in Year End Results

Laval, Quebec, Canada, September 28, 2007 - Neptune Technologies & Bioressources Inc. (NASDAQ.NEPT - TSX.V.NTB), is pleased to report its financial results for the fiscal year ended May 31, 2007. During the last fiscal year, Neptune improved its productivity and operational profitability while continuing its business development strategy to penetrate the American, European and Asian markets, resulting in sustainable sales growth.

Financial Results and Highlights:

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Sales increased by 18% to $8,126,000 from $6,912,000 in the preceding fiscal year.

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EBITDA increased by 43% to $1,504,000 from $1,049,000 in the preceding fiscal year, representing a third consecutive year with a positive EBITDA.

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EBITDA margin reached 18.5%, compared to 15.2% in the preceding fiscal year.

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Excluding stock-based compensation expenses, Neptune would have realized earnings of $152,000 instead of a loss of $2,677,000 in the fiscal year ended May 31, 2007. Excluding stock-based compensation expenses and an extraordinary gain from the settlement of debentures, Neptune would have realized a loss of $1,574,000 instead of a loss of $886,000 in the fiscal year ended May 31, 2006.

“We believe that the evaluation model and accounting method  for  stock-based compensation expenses are not appropriate for small capitalization  fast  growing companies. They do not bring the accounting value of stock-based compensation closer to the market value, as they should and as they were implemented for”, stated Xavier Harland, Director of Finance.

“Neptune has managed to increase its EBITDA by $455,000 with a $1.2M increase in sales, confirming its improvement in operational efficiency”, stated André Godin, Vice-President, Administration and Finance.

Neptune continues to strongly support its strategic development plan to pursue partnerships/strategic alliances with worldwide leaders in the nutraceutical and pharmaceutical industries. In accordance with its plan, Neptune has signed agreements with Nestlé and Yoplait, paving the way for its entrance into the global functional food market. Neptune is in negotiations with pharmaceutical companies with the short-term objective of penetrating the pharmaceutical market.

About Neptune Technologies & Bioressources Inc. http://www.neptunebiotech.com

Neptune Technologies & Bioressources Inc. develops proprietary and potent health ingredients from underexploited marine biomasses, such as krill, with its patented extraction process (Neptune OceanExtract™). Using its proprietary process, Neptune Technologies & Bioressources Inc. is strategically positioning itself in the health and wellness market.

Natural biomass extraction is now playing an important role in developing nutrigenomics, the next wave in nutritional research. Through strategic alliances and partnerships, as well as through clinical studies, the Company continues to demonstrate the immense beneficial effects of these products. The Company develops and markets new formulas and new products for specific applications in high growth markets such as the nutraceutical, cosmeceutical, biopharmaceutical and nutrigenomics markets.

TSX venture exchange does not accept responsibility for the adequacy or accuracy of this press release.

US Contact :

Company Contact :

ROI Group LLC

Neptune Technologies & Bioressources, Inc.

John Tsemberides

André Godin

212.495.0743

V.-P., Administration and Finance

john@roiny.com

agodin@neptunebiotech..com

www.neptunebiotech.com

Canada Contact :

The Howard Group Inc.

Grant Howard

888.221.0915

info@howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed  or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports  filed with the Securities and Exchange Commission.